Filed by Prologis, Inc. (SEC File No. 001-13545)

Pursuant to Rules 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934 as amended.

Subject Company: Liberty Property Trust, Inc.

Commission File No.: 001-13130

The following is a transcript of a conference call held on October 28, 2019:

C O R P O R A T E  P A R T I C I P A N T S

Tracy Ward, Senior Vice President, Investor Relations

Hamid Moghadam, Chairman of the Board of Directors and Chief Executive Officer

Eugene Reilly, Chief Investment Officer

Thomas Olinger, Chief Financial Officer

Edward Nekritz, Chief Legal Officer and General Counsel

Chris Caton, Senior Vice President, Global Head of Research

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Craig Mailman, KeyBanc Capital Markets

Jeremy Metz, BMO

Ki Bin Kim, SunTrust Robinson Humphrey

Steve Sakwa, Evercore ISI

Derek Johnston, Deutsche Bank

Michael Bilerman, Citi

Caitlin Burrows, Goldman Sachs

Eric Frankel, Green Street Advisors

Alexander Goldfarb

Jon Peterson, Jefferies

Nick Yulico, Scotiabank

John Guinee, Stifel

Dave Rogers, Robert W. Baird

Blaine Hecht, Wells Fargo

Mike Mueller, JP Morgan

P R E S E N T A T I O N

Operator:

Welcome to the Prologis conference call relating to the proposed merger of Prologis and Liberty Property Trust. My name is Jack and I will be your operator for today’s call. At this time, all participants are in a listen-only mode. Later we will conduct a question and answer session. To ask a question during the session, you will need to press star, one on your telephone keypad. Thank you. Also note that this conference is being recorded.

I’d now like to turn the call over to Tracy Ward. Tracy, you may begin.

Tracy Ward:

Thanks, Jack. Good morning everyone. If you’ve not yet downloaded the press release or acquisition presentation related to this call, they are available on Prologis’s website at prologis.com under Investor Relations and Liberty’s website at Liberty Industrial under Investors.

This morning you’ll hear from Hamid Moghadam, our Chairman and CEO, Gene Reilly, our Chief Investment Officer, and Tom Olinger, our Chief Financial Officer. Also joining us for the call from Prologis is Ed Nekritz and Chris Caton.

Before we begin our prepared remarks, I’d like to state that this conference call will contain forward-looking statements under federal securities laws. These statements are based on current expectations and estimates and projections about the market and the industry in which the companies operate, as well as beliefs and assumptions of management of both companies. Some of these factors are referred to in Prologis’ and Liberty’s 10-Ks and other SEC filings.

Additional factors that could cause actual results to differ include but are not limited to the potential benefit of the proposed merger, the expected planning and likelihood of completion of the transaction, including the ability to obtain the requisite approval of Liberty shareholders, and the risk that conditions to the closing of the transaction may not be satisfied. Forward-looking statements are not guarantees of performance and actual operating results may differ.

Finally, this call will contain financial measures such as FFO and Adjusted EBITDA that are non-GAAP measures. We do not use these measures nor should they be considered to be alternative to net earnings computed under GAAP as indicators of our operating performance as alternatives to cash from operating activities computed under GAAP or as indicative of our ability to fund our cash needs.

With that, I’ll turn the call over to Hamid. Hamid, please begin.

Hamid Moghadam:

Thank you, Tracy, and good morning everyone. We are here to discuss the transaction that we announced last evening. Liberty is a company we’ve admired for quite some time. They have high quality assets in many of our target markets. We have a great deal of respect for Bill Hankowsky and his team. They have done an excellent job of focusing the business on the high quality industrial market and strategic direction that we (inaudible) complete. Significant synergies exist that will be accretive in the short term to earnings and neutral on NAV. There’s also significant customer overlap that between the two businesses. Gene Reilly will shortly talk about the operational and real estate aspects of this transaction and he’ll turn it over to Tom to discuss the financial aspects. We look forward to addressing your questions at the end of those two presentations. Thank you.

Eugene Reilly:

Thanks, Hamid. Good morning, everybody. I’m going to cover the transaction overview very quickly as you all have the details and then describe the attributes and integration of the Liberty assets we will hold and the plans for disposition.

This stock-for-stock transaction implies a price of $12.6 billion. There will be no changes to the management or board of Prologis. We hope to retain a number of Liberty’s team for property management, leasing, development and other open positions today at Prologis. The deal is highly accretive and Tom will cover those details in a minute.

Liberty is comprised primarily of a logistics real estate business including 107 million square foot stabilized portfolio primarily in the U.S., over 5 million square feet of development in progress and a very well positioned 1,600 acre land bank. Liberty also owns mixed use assets in the U.S. and the U.K. and we have a disposition plan for these assets and certain selected logistics assets. Before I address that, I want to discuss the attributes of the assets we intend to hold.

Hold assets total 73 million square feet which has 100% overlap with our portfolio. Notable additions are to the Lehigh Valley, Houston, Chicago, New Jersey and the Southern California market. The physical characteristics of the assets are exceptional and the average is about seven years younger than the Prologis portfolio.

We will complete, stabilize and hold virtually all of the 5 million square feet of construction in progress. This is about $465 million in value. We will hold about 1,000 acres of the land bank with a buildout of approximately 12 million square feet. About half of this is in the Lehigh Valley and about 20% in South Florida. There is also land in Southern California that is under contract and will likely close prior to the closing of this transaction; that is also significant for us.

This portfolio expands our connections with 180 existing customers and introduces 325 new relationships, but there will be no material change to our Top 25 customers. After closing this and the previously announced IPT transaction, Prologis will have nine markets in the U.S. with more than 20 million square feet and over $2 billion of assets.

Our platform has reached a scale that creates synergies beyond individual asset operations, meaning that our teams have a depth of market knowledge and insights, operational flexibility and local relationships that create unique customer service and collaboration opportunities which we believe will ultimately drive revenue synergies that should grow over time.

The most important aspect of this portfolio is perhaps is its submarket fit with Prologis. Ninety percent of the whole portfolio is within 5 miles of a Prologis asset. We’ve been trying to grow our presence in the Lehigh Valley for years and the fact is that Liberty has led this market from its inception. The combined portfolio going forward in the Lehigh Valley totals 26 million square feet with additional land to build 4 million square feet in the future. These properties are extremely well located in the submarket and mostly in master planned parks that Liberty has built over the years.

While Central PA has generally experienced oversupply recently, Liberty’s assets are located primarily in the core of Lehigh Valley which today has a vacancy rate of under 4% and is much more constrained in terms of future supply.

Turning to Houston, which is the other big asset concentration, we love this market’s long-term prospects. It’s a Top 10 logistics market globally and it has the highest base of population growth of all of them. The combined Houston portfolio includes 193 buildings and 31 million square feet of the best product in the market.

I should note that there will be a short-term dampening of same-store NOI with the acquisition of this portfolio given the market mix, and Tom will speak about this in detail, but over the long term we believe these assets are the assets that we want to own in these markets for the future and for the long term.

As separate portfolios, Prologis, Liberty and IPT have a total of 324 million square feet in clusters, which essentially means that they are assets that are in close proximity to one another. Together, they will have a total of 387 million square feet of clusters. This is an increase of 64 million square feet which drags $250 million of annual NOI with it. We believe asset clusters can achieve a 2% premium or $6 million in annual increased NOI in aggregate in this case.

Turning to execution, in the past eight years we’ve integrated over $61 billion of assets in very large portfolio transactions including the A&B Prologis merger, the KTR and DCT acquisitions, and several medium sized deals. In each case we outperformed our synergy forecast and in each case our teams on the ground and in corporate functions emerged stronger than ever.

We have identified approximately $3.5 billion of non-strategic assets for disposition, $700 million of office of which over $300 million is currently under contract of being marketed.

Of the 26% of sales in the logistics sector, 10% of this is in exit markets. There are four markets in the U.S. that we will exit entirely; one market, Tampa, this will be the fourth time we’ve actually exited that market. Then 16% is normal culling of the portfolio in our target markets.

As a reminder, in the past eight years we have sold $15 billion of assets, over 250 million square feet, 1,600 properties in 108 markets, so I’m very confident in our team’s ability to sell these assets over the next couple of years.

The tremendous adjacencies of the portfolio have benefit for revenue synergies going forward but they also have benefits for the management and integration of the portfolio. Our people on the ground know the Liberty team very well. They knew these assets extremely well, and frankly, they cannot wait to get after the effort to integrate these assets as well as IPT’s assets, and we look forward to discussing the future, as I mentioned earlier, with Liberty employees.

I’m very confident in our ability to manage the integration and, once again, emerge better than ever. With that, I’ll turn the call over to Tom to walk us through the financial details and expected value creation.

Thomas Olinger:

Thanks, Gene. I’ll start by reviewing the implied cap rate of the transaction. For the total portfolio, we view the cap rate at 4.7% and the hold portfolio at 4.25%. We would view this hold cap rate as identical to ours on a mix adjusted basis. The synergies associated with the transaction are significant at $120 million. First, given our scale and operating leverage, we expect cash savings of approximately $60 million from G&A, property management and leasing. These savings will be realized on Day 1.

Another way to think about these cash savings is that the $60 million represents over 80 basis points of additional yield on the hold assets. We continue to scale as post transaction our G&A as a percentage of AUM will drop by 15% to 38 basis points. Second, there’s approximately $60 million of mark-to-market adjustment. This consists of $35 million of interest expense savings given our cost of capital advantage. We are still evaluating our plan for handling Liberty’s debt on Day 1, but we expect to realize virtually all the interest expense synergies in cash at or shortly after closing through refinancing activity. The remainder of the mark-to-market is $25 million related to fair value lease adjustments and straight line rent resets. The transaction is expected to close in the first quarter of 2020.

From an accretion standpoint, we expect the acquisition to increase Core FFO per share in the first full year by $0.10 to $0.12. Upon stabilization of the acquired development assets, completion of the planned non-strategic asset sales and redeployment of proceeds, annual Core FFO accretion is expected to grow to a total of $0.14 to $0.16 per share from this transaction.

Turning to the balance sheet. Given the all-stock structure, there will be no significant funding requirements on Day 1. This transaction reinforces the strength of our balance sheet while also creating significant incremental capital from the sale of non-strategic assets, adding to our substantial investment capacity. We expect to retain our current credit rating as we will maintain our low leverage and strong coverage metric.

In closing, we feel great about this transaction and are confident we’ll realize the synergies that we’ve laid out.

With that, thank you for your interest and I will turn it over to Jack for your questions.

Operator:

Certainly. As a reminder, if you’d like to ask a question, please press star, one. You will be limited to one question. For follow-ups, you may requeue, time allowing.

Craig Mailman with KeyBanc Capital Markets, your line is open.

Craig Mailman:

Hey guys. I think Gene touched on the Liberty acquisition could weigh on kind of the same-store here out of the gate when you guys put it into the portfolio. Could you talk a little bit about how you weighed that dilution from kind of a core growth quality perspective versus the long term?

Eugene Reilly:

Yes, I guess there are a couple of ways to look at that: one in terms of how we valued this business. As Tom mentioned, you look through this, it’s about 4.25. That on a market adjusted basis is right on top of where we are today, so we think these assets are valued that right way. In terms of the short-term growth, there are different profile between markets and I think that’s reflected.

From a long-term perspective, there is a slight dilution. I’ll probably ask Tom to speak to that, but long term, it’s a minor.

Thomas Olinger:

Yes, it’s a minimal impact long term. The same-store—so Liberty will make up roughly 12% of post transaction NOI, so the impact is minimal. It’s circa 10 bps.

Hamid Moghadam:

Let me also suggest another way of looking at this, which I find interesting and that is if you look at the $60 million of cash savings which are realized Day 1 on synergies on roughly $360 million of their NOI, that’s about 83 basis points. The cap rates are interesting but we are also, remember, in effect selling real estate at the same cap rate as we are buying, so there is the absolute numbers are interesting but the relative numbers are what’s important.

On top of that, we have 83 basis points of accretion from these synergy savings which is very significant and represents four or five years of same-store NOI growth and certainly we’re going to be able to clean up the portfolio in a much shorter period of time than that.

By definition, the remainder of the portfolio is going to be identical to our growth rate, particularly when you dilute it across what will be about a 900 million square foot portfolio.

Operator:

Jeremy Metz with BMO, your line is open.

Jeremy Metz:

Hey, good morning. I guess maybe I was wondering if you could talk a little bit about the process here. I know we’ll get the details in the proxy, but hoping you could share a little color, who approached who, when first contact was made, and then, Tom, on the balance sheet, leverage goes up a tick here with the deal. You’ve spoken in the past about taking leverage up some over time. Just how comfortable are you ratcheting it up even a little further from here as you take on more deals?

Eugene Reilly:

Jeremy, you know I can’t talk about the details of that, but I think I will give you a general answer that hopefully will apply to every one of these calls that we have, and has in the past, which is it can be assured that we look at every single transaction in this space that is out there, whether it is on the market or not on the market and interesting to us. We are constantly in dialogue with people, exploring ways of growing our business and will continue to do so.

Tom, do you want to hit the second part?

Thomas Olinger:

On the debt capacity leverage standpoint, you’re right, we have substantial room for incremental leverage. We have significant liquidity. This transaction alone with the non-strategic asset sales will generate more significant capital. I don’t see our leverage moving materially from where it is, just given our normal cash free cash flow; I wouldn’t expect it to do much from here.

Hamid Moghadam:

It’s actually sort of expense de-levering up process anyway because it frees up roughly $3.5 billion of cash from the sale, so whatever runway we have to be reaching whatever target leverage we have, it just got extended by $3.5 billion which is a couple of years of deployment.

Operator:

Ki Bin Kim with SunTrust, your line is open.

Ki Bin Kim:

Thanks. Good morning out there. Congrats on the deal. If I look at the report of stats and Liberty’s results, their GAAP leasing spreads are all 16%, same-store NOI flat, and compared to your results GAAP leasing spreads of 37% up, same-store NOI 4%, and then I put this deal in perspective to the IPT portfolio that you purchased at about a 4.6% cap rate, DCT at a 4.4 cap rate, those assets had I would say much more of a coastal high-growth presence versus Liberty. It just feels like this deal is a little bit different type of flavor and you said the whole portfolio was at 4.25. I was wondering if you could just—implicitly in that thinking in this deal, maybe you can provide a little more color and are you implicitly thinking that Liberty’s assets will eventually produce the same capital growth that we’ve been used to from PLD?

Hamid Moghadam:

It’s interesting, again, as I said before, to talk about the cap rate for the transaction, but remember, this is a merger, so we’re in effect trading our stock for their stock, and in the case of DCT, don’t hold me to these numbers but I think they’re pretty close. I think the two numbers were 4.6, 4.7, and at that time we discussed a lot about whether it’s 4.6 or 4.7 was the appropriate cap rate, and I reminded everyone that we’re selling at 4.6 and we’re buying at 4.6.

Here, once you get beyond the higher yielding assets that we will be selling, the non-strategic assets, what remains is going to be a 4.25 cap rate on the portfolio which is, again, very similar to what we are selling our currency at. So, again, relative valuation is what matters, and then there’s 83 basis points of immediate synergies that’s dropped to the bottom line.

One really simplistic way of looking at it is that we are paying for this transaction with roughly 4.25% cap rate assets, and we are buying synergy adjusted assets for roughly 5 and change percentage, and that’s not counting any of the revenue synergies that we discussed, nor is it counting, by the way, any of the additional development value creation that we can generate on that land bank and positional incremental development capacity.

We feel really good about this and it’s neutral on our balance sheet. This is the advantage of scale but scale alone is not sufficient. Quality scale is what matters. You can generate scale by going out there and buying all kinds of properties that unfortunately in our sector it seems that people just focus on the cap rate as opposed to the growth rate, and frankly, we like that because that allows other people to do things that are not quite as much of an interest to us but it also allows us to acquire portfolios that are very attractive to us because of the long-term growth profile.

For sure, the Liberty portfolio today is in markets that have a lower same-store NOI growth rate than Prologis, for sure, but it’s also in markets that have significantly higher cap rates on the non-strategic assets, so the extra yield from those non-strategic assets will make up for the lower growth in the short term, and in the long term, once we’ve sold those non-strategic assets, we’re pretty much back on the same growth curve, mix-adjusted, going forward. So, it actually worked out really well in the short term and in the really long term.

Now, if you want to really be precise about what is the impact on the long-term same-store NOI growth, for sure this portfolio has higher concentration in Pennsylvania and Houston than our existing portfolio, but look at the numbers. On the numbers, Pennsylvania goes from under 2%—our share of Pennsylvania goes from under 2% to 3.5%. Our share of Houston goes from 2% to 3%. There are 2 points of additional exposure, if you will, to those two markets. I don’t think 2% additional exposure to somewhat slower growing market is going to mean anything on a portfolio of our size, but if you want to put a number to it, it could dilute our long-term growth rate by, call it 10 basis points, 12 basis points, something like that.

We think it’s a pretty attractive way of growing our portfolio.

Operator:

Steve Sakwa with Evercore ISI, your line is open.

Steve Sakwa:

Thanks. I realize given that this is a merger using stock the funds couldn’t really come into play, but how do you sort of envision the U.S. funds maybe participating in this transaction once everything is closed?

Hamid Moghadam:

Yes, Steve, I don’t expect them to do that. I mean on the IPT transaction the funds were the sole recipient of those assets. Obviously we are a pretty significant investor in the funds so indirectly we’re getting our share of that, but all the assets will go into two of our vehicles in the U.S. Here, all the assets go into the balance sheet, not because of any allocation reasons but because of the currency that we use to buy each transaction. That’s the way we also expect to do things going forward, and have done so in the past.

Operator:

Derek Johnston with Deutsche Bank, your line is open.

Derek Johnston:

Hi, good morning. Thank you. Was just wondering, I think I recall that Houston was one of the markets that was possibly challenged somewhat by a lower rent roll, so I was just wondering why the outsized exposure there is exciting, and also, equally, what’s so exciting about the Lehigh Valley? Thank you.

Hamid Moghadam:

Let me address Houston, and just to compound your question and remind you, our callout for the weak markets included Houston. They also included Central Pennsylvania and there’s some assets here in Central Pennsylvania, so let me anticipate another question and address both of those together.

In terms of being on our list of four or five markets, that is a relative list, but all of these markets have significantly stronger market characteristics than other points in the cycle. But compared to a national market, which is 4.5%, 5% vacants in the relative submarket, they are more oversupply and we expect that to have a dampening effect on rental growth rates in the next year or two, and that’s why we talked about the dampening effect on same-store NOI growth in the short term and that’s when the non-strategic assets and their higher yields sort of contribute to the growth of the company.

In the long term, all these markets go through cycles and we expect those two markets will normalize. They’re not going to be overbuilt forever and by that time we think the growth characteristics are going to be indistinguishable from other markets like them. They’re not going to be as dynamic as Los Angeles or Bay Area or Seattle because there are fewer supply constraints, but they are going to be pretty interesting growth rates, and every day that entitlements are getting more difficult. Even in Pennsylvania and in Houston, and every day construction costs are going up and every day replacement cost rents are going up, not as much as the coastal markets, but they’re going up. We do expect those markets to be back on track within a year or two.

Gene, do you want to add to that?

Eugene Reilly:

Yes. You mentioned what’s the point of view on Pennsylvania? One thing I’d note that some of the disposition assets that we described earlier actually are in Pennsylvania, virtually nothing in the Lehigh Valley, but in Central Pennsylvania we will sell about 3.5 million square feet of the Liberty portfolio, which, by the way, is about 26 million feet in Pennsylvania in general. There is some assets and they’re all pretty much in Central PA, which is a little more challenged, but remember you have a 3.8% vacancy rate in the Lehigh Valley. That’s not so bad. This is irreplaceable product that you just—you’re not going to build much more space in the Lehigh Valley going forward. You go west, yes, there’s going to be supply concerns, but we feel great about it and, as I said, we’ve been looking for growth there forever.

Operator:

Manny Korchin with Citi, your line is open.

Michael Bilerman:

Hey, it’s Michael Bilerman (phon) here with Manny. Hamid, I was wondering if you can talk about two things. One is as we think about when you buy portfolios or companies, sort of the overlap. I think back to the DCT deal last year, I think you had like 94% overlap, a lot of it was hold. In this case only 70% of the company is on hold. Obviously part of that is the office assets, but a much lower percentage, so just talk sort of generally about how much are you willing to take on in terms of asset sales because 70% is pretty low relative to what you’ve done in the past.

Then the second part is if I think back to the DCT deal, Phil had come on and talked about the process from the DCT perspective. He also joined your board. Liberty management is absent from this call. Can you just talk a little bit about those dynamics as well?

Hamid Moghadam:

Sure, let me take the board dynamic first. We would have been delighted to have Bill Hankowsky on our board. He’s the caliber of an individual and professional that could be very accretive to our governance, etc. Our board is just getting too big. We are too big from the A&B Prologis merger days, and so we grew it by one because right around that time we had two retirements, but we can’t keep going in terms of adding people to our board. I mean it’s just going to get unwieldly, so this is not in any way a reflection on Bill or his qualifications to be on our board. He is certainly qualified. No problem with that.

With respect to percentages of properties, let me just go back and remind you. On the KPR transaction, we sold about 15% of the portfolio. DCT was the most aligned portfolio; in that case I think it was 5, 6% (phon) of the overall thing. This one is 71%, so 29% disposition. I got to tell you, the number of portfolios that have significant overlap with our strategy is getting smaller and smaller every day, and by definition every single one that’s done later is going to be less synergistic with our portfolio. There is no absolute lower bounds on how far we would go, but I would think it would get pretty uninteresting to us if the portfolio is less than 50% strategic with our business.

By the way, Tracy reminds me I didn’t mention IPT. IPT is 80% hold, 20% sell.

So, I don’t know, use 50% for just discussion purposes for now, but also remember that the company today, before this transaction, is almost $110 billion of assets and after this it will be, call it $125 billion in transactions. A large portfolio out there would be a $10 billion portfolio, right? There aren’t too many of those left, so even at 50%, that’s $5 billion of dispositions on what would then be $135 billion portfolio, so it’s a 3% sale of the total asset base. We can handle that in our sleep, I think, pretty much, so we’ve been selling during the A&B Prologis time after, after the merger, about $500 million of properties per quarter, so we can work through these portfolios in adequate time, and we’re not in a hurry to sell anything. I mean we can—these are good assets and whether we sell them today or a year from now or two years from now, I think we’ll sell them when we can maximize value.

We’re very comfortable taking on things that are at least 50% consistent with our portfolio.

Operator:

Caitlin Burrows with Goldman Sachs, your line is open.

Caitlin Burrows:

Hi, good morning. I guess maybe just in terms of the large scale acquisitions, it does seem like with DCT last year and now IPT and Liberty that you guys have been increasing the portfolio type acquisitions, but you did just talk about how it is hard to find those. I guess going forward do you expect portfolio acquisitions to continue being a driver of earnings growth, or do you think that becomes more limited just because there’s less out there.

Hamid Moghadam:

Good question. Let me just make a categorical point. We have never, never ever in our history provided guidance that includes external growth or inorganic growth. The most important source of growth, and people forget this at (inaudible) of the cycle is internal growth. Anybody can convert a multiple advantage by buying portfolios if they can capture the synergies. That’s not what’s important. Generating reliable same-store growth over time through real estate operations and then customer activities and all the other initiatives that we have going on, squeezing more juice out of that orange is really what this is all about and we’re excited about that.

We’re not serial acquirers, we don’t guide to it, etc., etc. By the way, there are a lot of transactions that we pursue that we don’t—we’re not successful buyer on. We’ve done some of those this year, pretty significant ones. So, I think we’re pretty disciplined about the way we approach things and I think our track record so far of being able to deliver on our promises on now three or four acquisitions of scale that we’ve done has been pretty, pretty good and we expect it to continue to be that way with this transaction.

I think that—was there another aspect to your question? I don’t think so. Okay. Great, thank you.

Operator:

Eric Frankel with Green Street, your line is open.

Eric Frankel:

Thank you. Congrats everyone on the deal, for putting in probably a lot of work over the last few months. Could you provide—I’m not sure if you actually did. Could you provide an actual timeframe of all the asset sales you want to execute? One. Second, the land bank that you quoted in the press release and the presentation, I think it was 20 million total square feet including JVs; you want to get that down to 12 million. Does that include any options? I’m certainly aware that Liberty, that’s kind of part of their repertoire in the Lehigh Valley to put a lot of land under options. Then, what are the plans for JVs going forward? Thank you.

Hamid Moghadam:

Let me handle the JV question. We obviously haven’t had the opportunity to talk to the JV partners, not yet. There are a number of different kinds of JVs. There are obviously JVs in Comcast, there are JVs with financial players. Some of those financial players are already existing partners of ours, so in the due course of things we’ll get around to talking to the JV partners and depending on their preferences and all that we’ll craft something that works for everybody.

With respect to the timeframe on dispositions, I will tell you the very last asset will not be sold sooner than two years, and I would be very surprised if the very last asset was still around in five years. If you want a range I got to put a pretty wide range on it. It’s not something that’s keeping us up at night to do it. Execution quality is more important than any particular timeframe.

Gene, do you want to …?

Eugene Reilly:

Yes. Eric, with respect to the land, the numbers do not include any options and the only material change that we might see in the future is this piece of land that’s under contract in Southern California. This is a piece of land in south Ontario that is adjacent to land we already own and it is highly strategic for us, and frankly, one-off it’s a great piece of land, but that hasn’t closed yet and when there’s more news on that we’ll let you know.

Hamid Moghadam:

It’s actually right in the middle of two parcels we own. It’s not just adjacent but it’s basically the only missing piece…

Eugene Reilly:

A donut hole.

Hamid Moghadam:

… of the assemblage.

Operator:

Alexander Goldfarb with (inaudible), your line is open.

Alexander Goldfarb:

Hey, good morning and thank you. It doesn’t sound like anyone from Liberty is on the call so I guess I’ll just ask for you guys specifically. A lot of filings were out this morning and maybe I missed it, but is there any collar or floor that’s part of the consideration such that depending on there’s a minimum price that Liberty expects or sort of if your stock drops below a certain point the ratio changes?

Hamid Moghadam:

No, we don’t have any ratchets or any collars on the price. It’s a free floating exchange ratio.

Operator:

Jon Peterson with Jefferies, your line is open.

Jon Peterson:

Great, thanks. Tom, I was hoping you could help me with the math. I’ll preface this by saying I might be thinking about it the wrong way. You have the total Day 1 synergies at $120 million and the pro forma share count to be about 164 million, so that gets me to about $0.16 versus the $0.10 to $0.12 you guys outlined there. Just maybe help me with that math a little bit. Then on the interest expense, I know with DCT you financed a decent amount of it with foreign denominated debt. I wonder if you might do the same here with Liberty.

Thomas Olinger:

John, thanks. The $0.10 to $0.12 going from the $0.16, it’s really around deployment timing and selling assets and the drag on redeploying those assets. That’s the main difference. Regarding—and development lease up of their portfolio. Those would be the two components.

The second thing on—your second question on interest expense, the accretion here reflects any debt refinancing on a U.S. dollar basis. We have not underwritten any non-dollar offerings, debt offerings. That being said, I think we certainly will have some capacity to do that and we’ll consider that as we finalize our plans, but again, that would be upside to the numbers that you’re seeing here.

Hamid Moghadam:

Yes, and philosophically, we don’t go around minimizing interest rates around the world. We actually manage currency, so our strategy of borrowing in foreign currency is only there to the extent that we have foreign assets that we need to hedge. The idea of borrowing in one currency and owning assets in a different currency that’s mismatched is not a good recipe for success. The timing of some of the financings after DCT may have made it look like those two things were related but they weren’t.

Operator:

Nick Yulico with Scotiabank, your line is open.

Nick Yulico:

Thanks. I guess I just wanted to go back to the cap rate commentary. I think you said you looked at the deal and it was a 4.25 cap rate on all the assets you plan to keep at Liberty and I guess I’m just wondering, you know, how you kind of got comfortable with that cap rate if you’re building up across their markets, kind of bottom-up cap rates for their portfolio. You guys have been active with M&A in the last year, Blackstone has as well. It kind of feels like we’re seeing a new paradigm with pricing where cap rates are going lower and I guess I’m just wondering how much that affected your decision making here as well about the trajectory of where cap rates have gone in industrial in the last year.

Hamid Moghadam:

We’re not smart enough to know where cap rates are going. In fact, I’ve been on many calls been asked as to do I think cap rate compression is going to continue and I’ve said no in the last three years and I’ve been dead wrong, so you don’t want to listen to anything I have to say about the direction of cap rates.

All I know is what the implied cap rate is for Prologis on any given day because I can look it up on the stock code and I can tell what we can buy with that currency. We’re swapping currencies here, again. On a mix-adjusted basis, the currencies are priced exactly the same way including the premium that we’re paying for Liberty. On top of that, as I’ve said I think a couple of times, we are generating immediate synergies that you can think of as another 83 basis points in cap rates without counting any of the revenue synergies.

I think if you can buy a quality portfolio and after synergies come out 83 basis points ahead Day 1, and you’re swapping currencies on the same valuation basis, that is a great transaction on a real estate basis alone. Once you look at all the things we’re doing on our platform to these real estate in terms of additional products and services that we can sell to our customers and the additional juice that we can get out of that orange, then it becomes an even more attractive transaction. We don’t spend a lot of time actually looking at the actual cap rate because we’re not smart enough to know where those things are going.

Operator:

John Guinee with Stifel, your line is open.

John Guinee:

Great, thank you. Nice, nice job, guys. Two curiosity questions. Is it harder to convince a seller—in the case of DCT your stock was about $64, now it’s about $88. Is it harder to convince a seller to take your stock at $64 versus $88? Then, why should FAS 141 accounting be considered a synergy?

Hamid Moghadam:

It’s not. We have not at all looked at the FAS whatever it is as synergies. We are talking about cash synergies so far. The 120, by the way, includes this, but if you notice I didn’t talk about the 120. I talked about the 60 cash in this entire conversation, which is really the only one that I’m counting. All the discussion so far has been $60 million of cash synergies Day 1 plus revenue synergies that we are very sure about that we’ll get in the future, plus the G&A—then, by the way, the $60 million is coming just off of G&A. It’s pretty straightforward.

With respect to convincing sellers, look, yes, our stock was I think $63, $64 at the time of DCT, but DCT was also a 4.6, 4.7 cap rate, so again, we are swapping currency. If the target believes that at a certain cap rate for their own security, by definition they should believe in the same cap rate in our implied valuation as well. They’re really getting the same type of currency; it’s just they’re getting a pretty good portfolio and the net winner are the shareholders of both companies that benefit from the synergies of the additional growth. So, I think everybody wins on these kinds of transactions. By the way, maybe real estate people get all excited about these things because there’s not been a great history of a lot of REIT M&A. I think if you are disciplined and the portfolios are consistent and the markets are consistent, 1 + 1 can become 3. If you’re just going around growing your business by buying everything in sight and not trying to get synergies, then that’s a different business and not one that we want to engage in.

Operator:

Dave Rogers with Baird, your line is open.

Dave Rogers:

Yes, good morning. Maybe Gene and Tom can fill in any gaps. You talked about 325 new tenants added to the portfolio. Can you kind of discuss maybe some of the exposures that you’ll see in the hold portfolio, how that might change some of those? Maybe Tom can add a little bit more on tenant credit and average size tenant and the whole portfolio, how that impacts the PLD portfolio all pro forma.

Eugene Reilly:

The only thing that really stands out, Amazon is I think 7% NOI of Liberty so they’re a big component, but blended in with the rest of our customer roster, as I said, there’s really no material change. There’s some Sears exposure but we’ve kind of cranked through that. Again, I think if you’re looking at the actual impact to Prologis it’s immaterial really across the board.

Operator:

Blaine Hecht with Wells Fargo, your line is open.

Blaine Hecht:

Thanks, good morning. Sorry if I missed this, but Tom, what’s the actual magnitude of the drag on same-store NOI you guys are expecting in the near term, and then can you give us any sense of what you’re expecting on a cap rate basis on the non-strategic asset sales?

Thomas Olinger:

I’ll let Gene handle the second one. I don’t want to—listen, I don’t think the drag—number one, you’re not going to see the same-store until 2022, but let’s talk real economics, right? If this deal closes in Q1 of ‘20, it’s a 2022 same-store discussion, but let’s talk about the NOI over that, in ‘20 when this deal closes and beyond.

I don’t want to get into guidance for 2020 yet; you’ll get same-store guidance here next week at our Investor Forum, but again, I think it’s going to be minimal. Remember, they’re 12% post of our portfolio NOI basis and while there will be a short-term drag, I certainly expect that our revenue synergies will help tampen that drag down, so long term, we just don’t think is a big impact and I think short term you’re not going to see much of an impact in reality, just given the magnitude and the revenue synergies I think we’re going to deliver that aren’t in those numbers.

Eugene Reilly:

Right, and the non-strategic asset sales, probably that’s in the low 6s in terms of the exit cap rates, but I’d be a little bit careful with that. There’s a huge range of product and markets. You have like Richmond, Tampa, some unconstrained Carolinas. That’s the number but it’s a pretty big range.

Operator:

Manny Korchman with Citi, your line is open.

Michael Bilerman:

Hey, it’s Michael Bilerman again. Just in terms of timing, you had an offer on the table prior to Liberty issuing equity on September 5 in the low 50s, net in the high 40s after transaction costs, or did this come about post that equity deal?

Hamid Moghadam:

You got to watch Star Wars VIII or whatever it is; you can’t go from zip (inaudible) all at once. We can’t talk about that, you know that. We’ll be talking about all those things in great detail, I’m sure, when the proxy comes out.

Operator:

Steve Sakwa with Evercore ISI, your line is open.

Steve Sakwa:

Yes, I just wanted to circle back on sort of the revenue synergies and as you think about maybe the rent differential between kind of where your leases and rents are versus Liberty’s and then where your leases were versus, say, DCT’s in the same markets. How do you sort of think about that uplift? I know in the DCT deal you felt like there was a lot of uplift when those assets came onto your platform and do you sort of feel the same way or even stronger about the Liberty assets?

Hamid Moghadam:

Yes. Interesting question and really good one, one we spend a lot of time on. The in-place to market spread on the Prologis portfolio is about 15.5%, you know that. On the LPT portfolio with its current mix, it’s about 11%, so a little bit less lift, but if you adjust that in place to market by the market mix, given their lower exposure to coastal and greater exposure to the markets we talked about, they’re identical.

Very, very similar characteristics. There’s nothing really unusual going on with the portfolio, which gives us a great deal of comfort and we haven’t, again, talked about any of these additional products and services that we can generate on this portfolio. We have not talked about any of the revenue management opportunities that we can generate out of this.

Give us a few months to get our arms around this and I think you’ll be pleasantly surprised with our progress.

Operator:

Mike Mueller with JP Morgan, your line is open.

Mike Mueller:

Thanks. Hi. I know it’s not a big number in the grand scheme of things, but have the Comcast cost overrun issues been resolved, and if not, how are you thinking about that risk?

Thomas Olinger:

Yes, I think we’ve got our arms around that. There isn’t resolution but we got our arms around it. It’s not a problem.

Hamid Moghadam:

Yes, and obviously there’s only so much we can talk about that dispute.

Michael’s question was the last one, so I want to thank you for spending your time with us this morning. The good news is that we have an Investor Conference coming up next Tuesday, so I want to put a plug in for that, November 5 in New York, and the best news is that instead of getting one guidance early, you’re going to get guidance on two companies early, so I really encourage you to attend. Thank you.

Operator:

This concludes the Prologis Conference Call. We thank you for your participation. You may now disconnect.

Additional Information

In connection with the proposed transaction, Prologis will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a document that serves as a prospectus of Prologis and a proxy statement of Liberty (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Liberty’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Prologis or Liberty. The documents filed by Prologis with the SEC may be obtained free of charge at Prologis’ website at the Investor Relations section of http://ir.Prologis.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Prologis by requesting them from Investor Relations by mail at Pier 1, Bay 1, San Francisco, CA 94111 or by telephone at 415-394-9000. The documents filed by Liberty with the SEC may be obtained free of charge at Liberty’s website at the Investor Relations section of https://ir.libertyproperty.com/sec-filings or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Liberty by requesting them by mail from Investor Relations, 650 E. Swedesford Rd., Wayne, PA 19087.

Participants in the Solicitation

Prologis and Liberty and their respective directors, trustees and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Prologis’ directors and executive officers is available in Prologis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and in its proxy statement dated March 22, 2019, for its 2019 Annual Meeting of Shareholders. Information about Liberty’s trustees and executive officers is available in Liberty’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and in its proxy statement dated April 26, 2019, for its 2019 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Prologis or Liberty as indicated above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-looking Statements

The statements in this communication that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Prologis and Liberty operate as well as beliefs and assumptions of management of Prologis and management of Liberty. Such statements involve uncertainties that could significantly impact financial results of Prologis or Liberty. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” and “estimates” including variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that Prologis or Liberty expect or anticipate will occur in the future—including statements relating to the potential benefits of the proposed merger, the expected timing to complete the proposed merger, rent and occupancy growth, development activity, contribution and disposition activity, general conditions in the geographic areas where Prologis and Liberty operate, debt, capital structure and financial position, Prologis’ ability to form newco-investment ventures and the availability of capital in existing or newco-investment ventures—are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates; (ii) changes in global financial markets, interest rates and foreign currency exchange rates; (iii) increased or unanticipated competition for our properties; (iv) risks associated with acquisitions, dispositions and development of properties; (v) maintenance of REIT status, tax structuring and changes in income tax laws and rates; (vi) availability of financing and capital, the levels of debt that we maintain and our credit ratings; (vii) risks related to our investments in our co-investment ventures, including our ability to establish newco-investment ventures; (viii) risks of doing business internationally, including currency risks; (ix) environmental uncertainties, including risks of natural disasters; (x) risks associated with achieving expected revenue synergies or cost savings; (xi) risks associated with the expected benefits of the proposed merger, the ability to consummate the merger and the timing of the closing of the merger and (xii) those additional risks and factors discussed in the reports filed with the SEC by Prologis and Liberty from time to time, including those discussed under the heading “Risk Factors” in the irrespective most recently filed reports on Form 10-K and 10-Q. Neither Prologis nor Liberty undertakes any duty to update any forward-looking statements appearing in this communication except as may be required by law.